June 9, 2009
VIA EDGAR AND OVERNIGHT COURIER
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Allion Healthcare, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-17821
This letter sets forth the responses of Allion Healthcare, Inc. (“Allion” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated May 5, 2009, with regard to the above-referenced filing.
In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Critical Accounting Policies, page 44
Revenue Recognition, page 44
Comment
1.	Please expand your disclosures and describe to us your consideration of EITF 99-19 in determining whether to recognize your product revenues as either gross or net. Describe for us if your service revenues for each of your segments represent separate units of accounting, and if so, the manner in which you determine and value such units. In addition, tell us

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whether you receive any consideration from your vendors (e.g. rebates) in the course of your business as a reseller, and if so, provide us with additional details on such consideration, including who provides you with rebates, how they are earned, and how you account for them in accordance with EITF 02-16. Refer to paragraph 12 of APB 22 and the Interpretive Response to Question 1 of SAB Topic 13B. For further information on revenue recognition disclosure requirements, please see Section II.F.3 of our Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006) at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
Response
In evaluating the application of EITF 99-19 the Company considered the following major indicators of gross revenue reporting:
•	The Company acts as the principal in each arrangement, and the Company is the primary obligor in its transactions. The Company’s responsibilities include confirming the patient’s insurance eligibility, performing clinical intervention, which may involve a call to the patient’s physician, and fulfillment of the prescription, almost always from inventory maintained by the Company.

•	The Company has general inventory risk. The Company purchases and takes title to the prescription drugs it supplies to the Company’s patients. The Company’s pharmacists are responsible for ordering medications from its suppliers, so that the Company will have the respective medication on hand to fulfill prescriptions upon receipt.

•	The Company is responsible for billing private payors, government payors and/or the patient for prescriptions delivered and for collecting amounts billed. Payments to the Company’s suppliers for medications purchased are made in advance of collecting amounts, if any, from customers.
Based on these factors, the Company believes that it appropriately accounts for its revenue on the gross basis.
Substantially all of the Company’s revenues are from the sale of prescription drugs to patients. Third-party reimbursement for substantially all of its services is included in these charges, which, as a matter of industry practice, are indexed to the Average Wholesale Price of the drugs. In some cases, the Company’s Specialty Infusion division bills for the nursing services provided to its patients, however revenues from these nursing services are less than 1% of total Company revenues and approximately 3% of the revenues of its Specialty Infusion division. Fees charged for nursing services are not disclosed separately, as they are immaterial to the Company’s revenues. The Company does not disclose a policy regarding service revenues as per paragraph 12 of APB 22, because these revenues do not materially affect the determination of the Company’s financial position, cash flows or results of operations. Please see the Company’s response to Comment No. 4 for a discussion of the amount of net sales and cost of goods sold from all services recognized in 2008 for both operating segments and the Company’s response to Comment No. 6 for further discussion of nursing services revenue as a separate unit of accounting.

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The Company receives an immaterial amount of rebates from some of the wholesale distributors or manufacturers of medications. For all periods presented, rebates amounted to less than 1% of the Company’s cost of goods sold. Per EITF 02-16, the Company records rebates received as a reduction of its cost of goods sold, as rebates received do not reflect reimbursements for assets or services delivered to a vendor or a reimbursement of costs incurred to sell a vendor’s products. The Company earns product rebates based on volume of purchases made or market share of a particular medication that is prescribed to its patients. The Company records the rebate when the cash is received, as the amount of the rebate that the Company will receive is not material, is not probable and is not reasonably estimable, due to the absence of historical experience with similar products and lack of a stable trend in historical rebates receivable. The Company does not disclose its policy regarding rebates as per paragraph 12 of APB 22, as rebates do not materially affect the determination of the Company’s financial position, cash flows or results of operations.
The Company will expand its Revenue Recognition disclosure in future filings to include its consideration of EITF 99-19. Following is the Company’s expanded disclosure that it would propose to include in future filings, based on the Company’s Form 10-K for the year ended December 31, 2008:
Revenue Recognition. Substantially all of our revenues are generated from the sale of prescription drugs to patients and are reimbursed by government and private payors. Net sales for both our Specialty HIV and Specialty Infusion divisions are recognized upon shipment. For the Specialty Infusion division and to a lesser degree the Specialty HIV division, revenues are recorded net of contractual allowances. Contractual allowances represent estimated differences between billed sales and amounts expected to be realized from third-party payors. We evaluate several criteria in developing the estimated contractual allowances, including historical trends based on actual claims paid and current contract and reimbursement terms.
Any difference between amounts expected to be realized from third party payors and actual amounts received are recorded as an adjustment to sales in the period the actual reimbursement rate is determined.
Any patient can initiate the filling of prescriptions by having a doctor call in prescriptions to our pharmacists, faxing our pharmacists a prescription, or mailing prescriptions to one of our facilities. Once we have verified that the prescriptions are valid and have received authorization from a patient’s insurance company or state insurance program, the pharmacist then fills the prescriptions and ships the medications to the patient through an outside delivery service, an express courier service or postal mail, or the patient picks up the prescriptions at the pharmacy. These and other factors indicate we are a principal in the arrangement with our patients and third party payors and as such, record our revenues and cost of goods sold on a gross basis in accordance with Emerging Issues Task Force Issue No. 99-19. During the month of December 2008, the Specialty HIV division serviced 16,659 patients.

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Our Specialty HIV division receives premium reimbursement under California’s HIV/AIDS Pharmacy Pilot Program, which we refer to as the California Pilot Program, and has been certified as a specialized HIV pharmacy eligible for premium reimbursement under the New York State Medicaid program. The California Pilot Program was renewed until June 30, 2009. We have been notified that the New York program has been extended through September 2009, and we are awaiting recertification. We qualified for both the California and New York programs in 2005. Premium reimbursement for eligible prescriptions dispensed in the current period are recorded as a component of net sales. These revenues are estimated at the time service is provided and accrued to the extent that payment has not been received. Under the California Pilot Program, we receive regular payments for premium reimbursement, which are paid in conjunction with the regular reimbursement amounts due through the normal payment cycle. In New York, we receive the premium payment annually, and we received the annual payment for fiscal 2007 under the New York program in September 2008. For additional information regarding each of these reimbursement programs, please refer to Part I, Item 1. Business—Third Party Reimbursement, Cost Containment and Legislation.
Comment
2.	We note the disclosure in your June 30, 2008 Form 10-Q, on page 18, that net sales are recognized upon delivery for your Specialty HIV division, which occurs when your customers receive medications or products, or upon shipment for your Specialty Infusion division. Per review of your September 30, 2008 Form 10-Q, on page 18, it appears that you changed the point at which you recognize revenue for your Specialty HIV division in the third quarter of fiscal year 2008 and net sales for this division are now recognized upon shipment. Please tell us why you made this change in an interim period and how you considered SAB Topic 13A in your decision to make this change. Also tell us whether the change had a material effect on your net sales or operating performance in the period of change or is reasonably certain to have a material effect in future periods.
Response
In the third quarter of 2008, the Company corrected its revenue recognition policy as it related to its Specialty HIV division so that revenues are recognized when shipped rather than upon delivery. Coinciding with the appointment of the Company’s new Chief Financial Officer on June 1, 2008, the Company performed a review of all critical accounting policies including a review of the revenue recognition policies of its two divisions. The Company’s Specialty Infusion division, which was acquired in April 2008, recognizes revenue upon shipment while the Company’s Specialty HIV division recognized revenue upon delivery. The Company believes that the business activities and arrangements of its two segments are essentially the same and determined that one consistently applied revenue recognition policy is appropriate.

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SAB 104 (Topic 13 A) indicates that revenue should not be recognized until it is realized or realizable and earned. Further, SAB 104 (Topic 13A) also indicates four criteria that must be met, for revenue to be realized or realizable and earned and the timing aspect of revenue recognition, including consideration of whether: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sellers price to the buyer is fixed or determinable and (iv) collectability is reasonably assured. The Company believes that the factors below support its position that the earnings process for the Specialty HIV division segment is complete at the point of shipment.
-Persuasive evidence of an arrangement exists
When the Company receives the prescription, it is deemed an agreement between the Company and the patient. The patient requests specific services from the Company based on the instructions on the prescription, and the Company’s acceptance of the prescription implies that it will dispense the prescribed medications in accordance with state and Federal regulations.
-Delivery and performance of services
The Company considers delivery and performance of its services to have occurred upon shipment of its products to its customers. The Company fills prescriptions based on a fixed delivery schedule established on a weekly basis. Deliveries are made by independent third party carriers, including overnight carriers such as FedEx, UPS and the U.S. Postal Service. At the point of shipment, the Company has fulfilled its obligation and has no remaining specific performance obligations that indicate the earning process is not complete. In addition, federal and state regulations prohibit the return of dispensed medications to the pharmacy.
Please note that the nursing services discussed in our response to Comment Nos. 4 and 6 are not applicable to this segment.
-Price is fixed and determinable and collectability is reasonably assured
The Company accepts patient referrals based on knowledge of the price the Company will receive for its services. Almost 65% of the Company’s Specialty HIV revenues are billed to governmental third party payors with fixed reimbursement rates. Many of these governmental claims are adjudicated on-line at the time the prescription is entered into our system. The majority of the remaining Specialty HIV non-governmental revenues are billed based on contracted rates, principally with Medicare Part D providers.
The correction of the Company’s revenue recognition policy for the Specialty HIV division did not result in a material change to the Company’s financial statements for all periods presented. Please see the table below for information on the revenue and earnings effect to the periods presented ($ in thousands).

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	Revenues			Earnings Before Taxes (EBT) (1)
Period	Impact (2)	Net Effect (3)	% of Total	Impact (2)	Net Effect (3)	% of Total

FY 2006	$633	$558	0.3%	$98	$111	2.6%

FY 2007	786	(153)	-0.1%	124	(26)	-0.5%

Q1 07	579	54	0.1%	102	(4)	-1.3%

Q2 07	479	100	0.2%	81	21	1.3%

Q3 07	474	5	0.0%	79	2	0.1%

Q4 07	786	(312)	-0.5%	124	(45)	-2.8%

Q1 08	1,017	(231)	-0.4%	160	(36)	1.8%

Q2 08	1,042	(25)	0.0%	172	(12)	-0.3%

Q3 08	—	1,042	1.1%	—	172	3.6%

1)	The gross profit % for this business is approximately 14%.

2)	Represents the increase in revenue and EBT resulting from the correction to recognize revenue upon shipment.

3)	Represents the net effect of the current period impact (see Note 2) less the reversal of the prior period impact.
Goodwill and Other Intangible Assets, page 45
Comment
3.	We note goodwill accounted for 50% of total assets at December 31, 2008. We note your disclosure describing the annual impairment test performed on goodwill in accordance with SFAS 142, and your determination that your goodwill balance was not impaired during the year ended December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your Critical Accounting Policies regarding your impairment testing policy. Specifically, we believe you should provide the following information:
a)	Describe the methodology used to assign goodwill to your three reporting units. Specifically, describe how your reporting units were identified, how goodwill is allocated to reporting units, and whether there have been recent changes in the number of reporting units, or the manner in which goodwill is allocated. See Section II.L.5 of our Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006) at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

b)	Disclose the date on which your annual impairment test is conducted, and if you conducted additional tests throughout the year as a result of impairment indicators.

c)	You disclose your use of the income and market approaches to estimate the fair value of your reporting units. Expand your disclosures to include sufficient information to enable

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a reader to understand how these techniques differ, the assumed benefits of a valuation prepared under each technique and why management selected these two methodologies as being the most meaningful in preparing your goodwill impairment analysis.

d)	Describe how you weight the results of the income or market approaches, and the basis for that weighting and include quantitative and qualitative disclosure of the material assumptions used in applying these techniques. For example, you should disclose at a minimum:
1)	the discount rates for each reporting unit and how those discounted rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and your determination of the terminal value,

3)	your consideration of any market risk premiums, and

4)	the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur.
e)	To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, please provide a table showing the carrying value and the fair value of each reporting unit for which an impairment is reasonably possible.
For further guidance, refer to SEC Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Response
In response to the Staff’s comments, the Company intends to expand its Critical Accounting Policies - Goodwill and Other Intangible Assets discussion in future filings to provide more disclosure around the Company’s impairment testing policy for goodwill. Following is the expanded disclosure that the Company would propose to include in future filings, based on the Company’s Form 10-K for the year ended December 31, 2008:
Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets associated with acquisitions that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests.
The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure for a goodwill impairment loss. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the

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reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
The valuation of goodwill is dependent upon the estimated fair market value of our three reporting units. The Specialty Infusion segment, which resulted from the acquisition of Biomed in April 2008, is comprised of only a single business component and, therefore, was determined to be a separate reporting unit under SFAS No. 142. All goodwill resulting from the Biomed acquisition was fully allocated to the Specialty Infusion segment. The Specialty HIV segment was disaggregated into an East and West region (or reporting unit) for the purpose of testing goodwill for impairment. A regional difference in state reimbursement programs (principally California and New York states) was the principal factor used to determine the two reporting units. All of the other economic characteristics of each of the pharmacies within these regions are similar. The goodwill originating from acquisitions in California and Washington states are allocated to the West region. The goodwill originating from acquisitions in New York state is allocated to the East region.
Fair values of the reporting units are determined by us using a combination of the income and market approach, with equal weighting given to both. We utilized the income and market approach transaction methods as they were determined to be the most applicable to the perspective of value. The income approach bears significance because it considers our future income potential. The market approach transaction method is appropriate because it reflects market behavior and the attitudes and actions of market participants. The selected approaches were determined to be most reasonable given the availability and appropriateness of data available as of the date of value. An equal weighting was applied, as there were no material circumstances surrounding the application of each approach that would require a different weighting mechanism.
The income approach, or discounted cash flow approach, requires estimates regarding future operations and the ability to generate cash flows, including projections of revenue, costs, and capital requirements. It also requires estimates as to the appropriate discount rates to be used. Our cash flow model used forecasts for five year periods and a terminal value. The significant assumptions for these forecasts included compounded annual revenue growth rates ranging from 6% to 12%, with an average compounded annual growth rate of approximately 10.5%. The growth rates, profitability levels, and other variables were determined by reviewing historical results and current operating trends of the reporting units. Terminal values for all reporting units were calculated using a long-term growth rate of 3%. In estimating the fair value of the reporting units for the 2008 impairment tests, we applied discount rates to our reporting units’ projected cash flows of 13%. In developing this discount rate, we relied upon a weighted average cost of capital (“WACC”) calculation. In order to estimate the cost of equity component of the WACC, we relied upon the capital asset pricing model. In estimating the appropriate WACC, assumptions with regards to cost of debt capital, the risk-free rate, beta, and the debt and equity weights were developed based on market information known as of the goodwill testing date. The equity risk premium was based on Ibbotson’s SBBI (2008), a third party research report used in the development of discount rates. Finally, a size risk premium was considered to be

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appropriate, and was included as part of the assumed cost of equity component of the WACC. The size risk premium was also based on Ibbotson’s SBBI (2008).
The market approach is based on the comparable transaction method, which considers the sale and acquisition activities in our industry and derives a range of valuation multiples. The median of the resulting multiples (approximately 15.5 times EBITDA) was then applied to the reporting units to determine fair value under this method. This methodology conforms to our prior valuations.
We determined that, when either the income or market approach was used, on a stand alone basis, no impairment existed. Given the sensitivity of the valuation of the reporting units to changes in estimated future cash flows versus the 2008 estimate, an increase in the discount rate of more than 300 basis points would likely result in an impairment charge for goodwill. Given the sensitivity of the valuation of the reporting units to changes in valuation multiples versus the 2008 estimate, a reduction in the assumed valuation multiples of more than 50% would likely result in an impairment charge for goodwill.
During the fourth quarter of 2008, we experienced a decline in our market capitalization due to the current global economic environment and the overall volatility in the stock market. As a result, our market capitalization was less than our book value as of the end of 2008. We do not believe that the decline in our stock price was caused by events directly related to us. With respect to the testing of our goodwill for impairment, we believe that it is reasonable to consider market capitalization as an indicator of fair value over a reasonable period of time. We considered and evaluated the decline in market capitalization, as well as other factors described above and concluded that the carrying value of each reporting unit continues to be recoverable. If the current economic market conditions and volatility in the stock market persist, we may be adversely affected, which could result in an impairment in goodwill in the future.
We assess the potential impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors that could trigger an interim impairment review include the following:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for its overall business; and

•	significant negative industry or economic trends, including sustained declines in market capitalization.
No interim impairment tests were deemed necessary.
The annual impairment test was performed at December 31, 2008 by using actual results through September 30, 2008 and an estimate for the fourth quarter. Actual results for the fourth quarter of 2008 were subsequently compared to the estimate with no material differences. If we determine through the impairment review process that goodwill has been impaired, an impairment charge would be recorded in the consolidated statement of income. Based on the

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2008 impairment review process, there was no impairment to goodwill and other intangible assets that have indefinite lives during the year ended December 31, 2008.
Item 8. Financial Statements and Supplementary Data, page 55
Consolidated Statements of Income, page 58
Comment
4.	You state that your Specialty HIV Division sells HIV/AIDS medications, ancillary drugs and nutritional supplies, while your Specialty Infusion Division acquired during fiscal year 2008 principally provides specialty pharmacy and disease management services to chronically ill patients. Please tell us the amount of net sales and cost of sales from services you recognized in fiscal year 2008 for each of your segments and in total, as applicable. If your net sales and cost of sales from services were greater than 10% of the total amounts recognized, tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X and the Interpretive Response to Question 1 of SAB Topic 13B in your decision not to state these amounts separately from your net sales and cost of sales from tangible products.
Response
The Company’s Specialty HIV and Specialty Infusion segments’ principle source of revenue is the dispensation of medications to patients with HIV/AIDS and chronic diseases. The Company uses the word services to include many “value-added” benefits it provides patients, referral sources and third party payors at no additional charge. For example, as the Company disclosed in Item 1. Business, the Company provides specialized packaging for patients it serves in its Specialty HIV division. The Company also discloses that its Specialty Infusion division reimbursement experience allows it to assist patients and health care providers with complex reimbursement processes. For example, the Company will investigate the availability of special reimbursement programs for patients who may be approaching lifetime maximum reimbursement limits.
As also discussed in the Company’s response to Comment No. 1, in some cases, the Company’s Specialty Infusion division also provides nursing services to some of its patients, and is the only service from either segment for which the Company generates separate service revenue. Service revenues represent less than 1% of total Company revenues and is approximately 3% of the revenues of its Specialty Infusion division. The Company will provide nursing when ordered by a physician or on an as needed basis without regard to its ability to bill for these services. As a result, little to no profit is realized. The Company does not disclose or account for service revenues separately in its income statement as per Rule 5-03(b) of Regulation S-X, which allows different classes of income to be combined, as long as they do not represent 10% or more of a company’s revenue.

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Note 2. Summary of Significant Accounting Policies, page 61
Revenue Recognition, page 61
Comment
5.	Expand your revenue recognition disclosures to comprehensively describe the manner you account for revenues attributable to your Specialty Infusion segment.
Response
The Company refers you to its response to Comment No. 6 for a discussion of revenue attributable to its Specialty Infusion segment. Following is the Company’s expanded disclosure that the Company would propose to include in future filings, based on its Form 10-K for the year ended December 31, 2008:
Revenue Recognition. Substantially all of the Company’s revenues are generated from the sale of prescription drugs to patients and are reimbursed by government and private payors. Net sales for both of the Company’s Specialty HIV and Specialty Infusion divisions are recognized upon shipment. For the Specialty Infusion division and to a lesser degree the Specialty HIV division, revenues are recorded net of contractual allowances. Contractual allowances represent estimated differences between billed sales and amounts expected to be realized from third-party payors. The Company evaluates several criteria in developing the estimated contractual allowances including historical trends based on actual claims paid and current contract and reimbursement terms.
Any difference between amounts expected to be realized from third party payors and actual amounts received are recorded as an adjustment to sales in the period the actual reimbursement rate is determined.
Any patient can initiate the filling of prescriptions by having a doctor call in prescriptions to the Company’s pharmacists, faxing a pharmacists a prescription, or mailing prescriptions to one of the Company’s facilities. Once the Company has verified that the prescriptions are valid and has received authorization from a patient’s insurance company or state insurance program, the pharmacist then fills the prescriptions and ships the medications to the patient through an outside delivery service, an express courier service or postal mail, or the patient picks up the prescriptions at the pharmacy. These and other factors indicate that the Company is a principal in the arrangement with its patients and third party payors and as such, records its revenues and cost of goods sold on a gross basis in accordance with Emerging Issues Task Force Issue No. 99-19.
The Company’s Specialty HIV division receives premium reimbursement under California’s HIV/AIDS Pharmacy Pilot Program (the “California Pilot Program”), and has been certified as a specialized HIV pharmacy eligible for premium reimbursement under the New York State Medicaid program. The California Pilot Program was renewed until June 30, 2009. The

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Company has been notified that the New York program has been extended through September 2009 and is awaiting recertification. The Company qualified for both the California and New York programs in 2005. Premium reimbursement for eligible prescriptions dispensed in the current period is recorded as a component of net sales. These revenues are estimated at the time service is provided and accrued to the extent that payment has not been received. Under the California Pilot Program, the Company receives regular payments for premium reimbursement, which are paid in conjunction with the regular reimbursement amounts due through the normal payment cycle. In New York, the Company receives the premium payment annually.
Comment
6.	Your disclosure of services provided by the Specialty Infusion segment at page 5 describes a variety of therapies to patients, including the delivery of drugs and supplies and the provision of related nursing services to train and monitor patient administration of these drugs. Explain to us your consideration of EITF 00-21, as it appears you have multiple products and services delivered at different times within your Specialty Infusion segment. Describe your separate units of accounting under EITF 00-21, explain whether you recognize revenue when each separate deliverable is provided to the patient, and tell us whether if you recognize revenues on a per diem or capitated basis.
Response
As disclosed in Item 1. Business Overview, the Company’s Specialty Infusion business derives revenues primarily from the sale of drugs to patients and focuses almost exclusively on a limited number of complex and expensive drugs. The Company further discloses that two therapy products (Blood Clotting Factor and IVIG) comprise 94% of the revenues derived from all Specialty Infusion sales. Additionally, as discussed in the Company’s response to Comment No. 1, in some cases, its Specialty Infusion division bills for the nursing services provided to its patients. However revenues from these nursing services are less than 1% of total Company revenues and approximately 3% of the revenues of its Specialty Infusion division.
Section 9 of EITF 00-21 states that in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
•	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

•	There is objective and reliable evidence of the fair values of the undelivered item(s).

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•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor.
The drug being administered could never be considered as returnable or be resold as a matter of practicality or Federal law, and thus the product has no general right of return even if nursing services are not performed. Accordingly EITF 00-21 does not apply, as the Company only has one unit of accounting.
Nursing services make up less than 5% of the Company’s Specialty infusion cost of goods sold and, as discussed in Comment No. 1, approximately 3% of Specialty Infusion revenues. SAB 104 provides that “revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.” In a majority of the cases, nursing services are ordered by a physician and initiated at the same time the drugs are shipped to the patient. In the cases where services are not delivered simultaneously with the shipment of the drugs (e.g. in the case of an emergency), the Company believes these services meet the definition of “inconsequential” per the literature, based on the following:
•	By their very nature, and based on the Company’s historical performance, these services (i.e. the “remaining tasks”) are delivered in a timely manner.

•	The Company contracts with a third party for a majority of the nursing care it provides; thus the skills and training to administer the drugs are readily available in the marketplace.

•	The Company’s cost to deliver nursing is not significant to the overall cost of the drugs administered.
The Company believes that its current treatment of both the delivery of drugs and its nursing services as one unit of accounting is consistent with SAB 104.
The Company does not have arrangements whereby it provides services on a per diem or capitated basis. All of the Company’s revenues are earned on a “fee for service” basis.
Note 4. Acquisitions, page 69
Comment
7.	We note that you recorded goodwill of approximately $92.4 million on the total purchase price of $121.2 million (or 76%) on your April 4, 2008 acquisition of Biomed America, Inc. (“Biomed”). Considering that such a significant portion of the Biomed purchase price was allocated to goodwill, please address the following:
•	Explain to us and expand your footnote disclosures to describe the primary reasons for entering into the transaction, how the amount of consideration was determined, and a

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description of the factors contributing to the amount of goodwill recorded pursuant to paragraph 51(b) of SFAS 141.

•	Provide us with an understanding of how you determined the fair value of the intangible assets acquired, including your methodology and key assumptions.

•	Describe for us an intangible assets you have included in goodwill that do not meet the criteria for recognition apart from goodwill.
Response
As stated in Note 4 to the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data, the primary reasons for acquiring Biomed was to expand the Company’s product and service offering and diversify its payor base by increasing revenues received from non-governmental payors. The consideration paid at closing, which approximated a multiple of eight times Biomed’s annualized EBITDA, was the result of a negotiation between the parties and the Company’s valuation of the business. The Company’s valuation of the business was determined by using a discounted cash flow analysis of Biomed’s five year projections, a review and analysis of comparable company valuations and similar precedent transactions. The amount allocated to goodwill represents the excess cost over the net amounts assigned to the fair value of the identifiable assets acquired and is reflective of the benefit the Company expects to realize from expanding its product offering and diversifying its payor base (per paragraph 51(b) of SFAS 141).
In response to the Staff’s comments, the Company intends to expand Note 4. Acquisitons in future filings to provide more disclosure around the Company’s acquisition of Biomed. Following is the change to disclosure addressing the Staff’s Comments that the Company would propose to include in future filings, based on its Form 10-K for the year ended December 31, 2008:
Note 4. Acquistions
On April 4, 2008, the Company and its wholly owned subsidiary, Biomed Healthcare, Inc., a Delaware corporation (“Merger Sub”), completed the acquisition of Biomed America, Inc., a Delaware corporation (“Biomed”), pursuant to an Agreement and Plan of Merger (the “Agreement”), dated as of March 13, 2008, by and among Allion, Merger Sub, Biomed and Biomed’s majority owner, Parallex LLC, a Delaware limited liability company. The acquisition was effected by the merger of Biomed with and into Merger Sub, with Merger Sub as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). The primary reason for acquiring Biomed was to expand the Company’s product and service offerings and diversify its payor base by increasing the revenues received from non-governmental payors. The Company’s management believes Biomed has a leading reputation among patients and referring physicians managing hemophilia, immune deficiencies and other chronic conditions. The consideration paid at closing, which approximated a multiple of eight times Biomed’s annualized EBITDA, was the result of a negotiation between the parties and the Company’s valuation of the business. The Company’s valuation of the business was determined by using a discounted cash

Division of Corporation Finance
June 9, 2009

flow analysis of Biomed’s five year projections, a review and analysis of comparable company valuations and precedent transactions...
...The acquisition was recorded by allocating the purchase price to the assets acquired, including intangible assets, based on their estimated fair values at the acquisition date. The excess cost over the net amounts assigned to the fair value of the assets acquired is recorded as goodwill and is reflective of the benefit the Company expects to realize from expanding its product offering and diversifying its payor base. The results of operations from the acquisition is included in Allion’s consolidated operating results as of April 4, 2008, the date the business was acquired. The Biomed business operates as a separate reportable segment (see Note 20. Operating Segments). The goodwill and identifiable intangible assets recorded as a result of the Biomed acquisition are not expected to be deductible for tax purposes...
...The Company utilized the services of a third party appraisal firm to assist in the estimate of the fair value of the material identifiable intangible assets of Biomed. The methodology and key assumptions used in determining the fair value of the intangible assets acquired is as follows:

		Covenant not to
Intangible asset:	Trade Name	compete	Customer relationships

Methodology:	Income approach -	Income approach	Income approach

	Relief from Royalty Method
Key assumptions:

Risk Adjusted Rate of Return	13.5%	13.5%	14.0%

Effective Tax Rate	40.0%	40.0%	40.0%

Remaining Life for

Amortization Purposes	15 yrs.	15 yrs.	15 yrs.

Royalty Rate	1.0%	—	—

Remaining Economic Life	20 yrs	3 year agreement	4 yrs. (IVIG)
			13 yrs. (Blood Factor)
Attrition Rate	—	—	66.7% (IVIG)
			10.0% (Blood Factor)
Included in goodwill is the fair value of the assembled workforce of $760,000. The assembled staff was valued by estimating the cost to replace the employees as of the valuation date. Since the workforce was in place and was purchased along with the rest of the business, the value to the Company is the total replacement cost that was avoided.

Division of Corporation Finance
June 9, 2009

Note 21. Quarterly Financial Information, page 84
Comment
8.	We note your total basic and diluted weighted average shares of 19,807 and 22,275, respectively, for the fiscal year 2008. Please tell us how you arrived at each of these total weighted average share amounts.
Response
In response to the Staff’s query on the calculation on basic and diluted weighted average shares, included in the calculation of basic and diluted weighted average shares was the issuance of 3,225 shares of Allion common stock and 6,223 shares of Series A-1 convertible preferred stock on April 4, 2008. The Series A-1 convertible preferred stock was converted at a one-for-one conversion ratio on June 24, 2008 into Allion common stock. The Company followed paragraph 26(c) of SFAS 128 in the calculation of its diluted weighted average shares outstanding for the second quarter of fiscal 2008, which states that convertible securities shall assume to have been converted at the beginning of the period (or at a time of issuance if later), for the calculation of dilutive weighted average shares outstanding. The Company also followed paragraph 28 of SFAS 128 in the calculation of its basic and dilutive weighted average shares for the second quarter of fiscal 2008, which states that dilutive convertible securities converted during a period shall be included in the denominator for the period prior to actual conversion and that common shares issued shall be included in the denominator for the period after the date of conversion.
Item 9A. Controls and Procedures, page 86
Evaluation of Disclosure Controls and Procedures, page 86
Comment
9.	We note your statement “that in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives...” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance in your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238 titled ‘Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports,’ and your November 17, 2006 response to comment 14 in our letter dated October 24, 2006.

Division of Corporation Finance
June 9, 2009

Response
The Company has revised its disclosure on page 29 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009, to state that management designed its disclosure controls and procedures to provide reasonable assurance of achieving the desired control objectives and that its Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective at the reasonable assurance level. The Company will similarly revise its future filings.
Exhibits
Comment
10.	We note that neither the credit agreement with CIT nor the acquisition agreement with Biomed filed as exhibits include all of the exhibits and schedules to the respective agreements. Please explain why these were not filed pursuant to Item 601(b)(2) and (10) of the Regulation S-K, or refile the agreements with all attachments.
Response
The Company determined not to file the exhibits and schedules to the acquisition agreement with Biomed because such exhibits and schedules do not contain information material to an investment decision or such information is otherwise disclosed. The Company described the material terms of such exhibits and schedules in its current report on Form 8-K, filed with the SEC on March 19, 2008, announcing its entry into the Biomed acquisition agreement. Item 601(b)(2) of Regulation S-K provides that schedules or similar attachments to exhibits filed pursuant to 601(b)(2) need not be filed “unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”
The Company will re-file the credit agreement with CIT, together with the related schedules and exhibits, with its quarterly report on Form 10-Q for the quarter ended June 30, 2009.
Comment
11.	We note your disclosure on page 24 of your Schedule 14A filed April 30, 2009 that you assumed a $3 million promissory note payable to Raymond Mirra in connection with your acquisition of Biomed. Please file the note as an exhibit, or explain why the note is not required to be filed under Regulation S-K Item 601.

Division of Corporation Finance
June 9, 2009

Response
The Company will file the $3 million promissory note payable to Raymond Mirra with its quarterly report on Form 10-Q for the quarter ended June 30, 2009.
     If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at (908) 879-1415.

Sincerely,
/s/ Russell J. Fichera
Russell J. Fichera Chief Financial Officer

cc:	Michael P. Moran Steven L. Pottle, Esq., Alston & Bird LLP